

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





December 28, 2005

Alan L. Dye
Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004-1109

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/28/2005

Re: McCormick & Company, Incorporated
Incoming letter dated November 10, 2005

Dear Mr. Dye:

This is in response to your letters dated November 10, 2005 and December 5, 2005 concerning the shareholder proposal submitted to McCormick by the United Brotherhood of Carpenters Pension Fund. We also received a letter from the proponent dated November 23, 2005. Our response is attached to the enclosed photocopies of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

HOGAN & HARTSON
L.L.P.

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

Rule 14a-8(b)
Rule 14a-8(f)(1)



November 10, 2005

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: McCormick & Company, Inc. – Shareholder Proposal of United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

On behalf of McCormick & Company, Inc., we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission of McCormick's intention to exclude from its proxy materials for its 2006 annual meeting of stockholders (the "Proxy Materials") a shareholder proposal (the "Proposal") submitted by United Brotherhood of Carpenters Pension Fund (the "Proponent"). A copy of the Proposal and the accompanying letter from the Proponent are attached as Exhibit 1. We request that the staff confirm that it will not recommend any enforcement action to the Commission if, for the reasons set forth below, McCormick excludes the Proposal from the Proxy Materials. McCormick currently intends to file definitive copies of the Proxy Materials with the Commission on or about February 15, 2006

Pursuant to Rule 14a-8(j), we are furnishing the Staff with six copies of this letter and its attached exhibits. A copy of this letter also is being provided simultaneously to the Proponent.



The Proposal is Excludable under Rules 14a-8(b) and 14a-8(f)(1)

Rule 14a-8(b) provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held a minimum of $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for a minimum of one year prior to the date the proposal is submitted. Rule 14a-8(f)(1) states that, if a proponent fails to provide evidence of such ownership, the company must provide the proponent with a notice of deficiency within 14 days after receipt of the proposal. If the proponent does not provide sufficient evidence that it has satisfied the ownership requirements within 14 days of receipt of the company's notice of deficiency, the proposal may be excluded under Rule 14a-8(f)(1).

McCormick received the Proposal on October 7, 2005. At that time the Proponent did not provide proof of beneficial ownership of McCormick's voting securities, and the Proponent does not appear as a record holder of McCormick's voting securities. Accordingly, McCormick sent a letter to the Proponent on October 19, 2005, by fax and by certified mail, advising the Proponent of its failure to comply with Rule 14a-8(b). Specifically, the letter requested proof of beneficial ownership of McCormick's voting securities, explained how the Proponent could remedy the defect in its submission, attached a copy of Rule 14a-8, and stated that the Proponent must respond within 14 days from the date of its receipt of the letter. A copy of McCormick's letter is attached as Exhibit 2.

As of the date of this letter, which is 21 calendar days after the Proponent's receipt of McCormick's letter, McCormick has not received a response from the Proponent. The staff has consistently permitted the exclusion of proposals by shareholders who fail to provide proof of ownership within the timeframe prescribed by Rule 14a-8. See, e.g., Crown Holdings, Inc. (avail. January 27, 2005); Motorola, Inc. (avail. January 10, 2005); and Pfizer, Inc. (avail. January 16, 2004).

Because the Proponent failed to supply evidence showing that it satisfied the eligibility requirements of Rule 14a-8(b), the Proposal may be excluded from the Proxy Materials.

Conclusion

For the reasons set forth above, we believe that McCormick may exclude the Proposal from the Proxy Materials under Rules 14a-8(b) and 14a-8(f)(1), and we request confirmation that the staff will not recommend any enforcement action to the Commission if McCormick so excludes the Proposal.

Should the staff make an initial determination that the Proposal may not be excluded from the Proxy Materials, I would appreciate an opportunity to discuss the staff's determination before a response to this letter is issued. When a written response to this letter becomes available, please fax the letter to me at (202) 637-5910. A copy of the staff's response may be faxed to the Proponent at (202) 543-5724 and to Edward J. Durkin at (202) 543-4871. Should the staff have any questions in the meantime, please feel free to call me at (202) 637-5737.

Sincerely,



Alan L. Dye

cc: Robert W. Skelton, Esq., Senior Vice President, General Counsel and Secretary, McCormick & Company, Inc.
Douglas J. McCarron, Fund Chairman, United Brotherhood of Carpenters Pension Fund
Edward J. Durkin, Director, Corporate Affairs Department, United Brotherhood of Carpenters and Joiners of America

Enclosures

Exhibit 1
Copy of the Proposal



10/18

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA MAIL AND FACSIMILE 410-527-8223]

Robert W. Skelton
Corporate Secretary
McCormick & Company, Inc.
18 Loveton Circle
Sparks, MD 21152

October 7, 2005

Dear Mr. Skelton:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the McCormick & Company Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the vote standard in director elections. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 2,200 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of McCormick & Company, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Maryland. Among other issues, Maryland corporate law addresses the issue of the level of voting support necessary for a specific action, such as the election of corporate directors. Maryland law provides that unless a company's charter or bylaws provide otherwise, a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director. (Maryland Corporate Statutes, Section 2-404(d) Election and tenure of directors).

Our Company presently uses the plurality vote standard to elect directors. This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

The majority vote proposal received high levels of support last year, winning majority support at Advanced Micro Devices, Freeport McMoRan, Marathon Oil, Marsh and McClennan, Office Depot, Raytheon, and others. Leading proxy advisory firms recommended voting in favor of the proposal.

Some companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholder support.

Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard and whether a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats.

We urge your support for this important director election reform.

Exhibit 2
Copy of McCormick's letter

JOB STATUS REPORT

TIME : 10/19/2005 14:13
NAME : MCCORMICK
FAX# : 410-771-7154
TEL# :

DATE,TIME	10/19 14:12
FAX NO./NAME	912025435724
DURATION	00:01:18
PAGE(S)	09
RESULT	OK
MODE	STANDARD ECM



McCORMICK & COMPANY, INC. 18 LOVETON CIRCLE, SPARKS, MD 21152-6000 USA / TEL (410) 771-7301 / CABLE 'McCORMICK'

McCORMICK & COMPANY, INCORPORATED

CORPORATE LEGAL DEPARTMENT

* * * * * * * * * *

PHONE: (410) 771-7322
FAX NO.: (410) 771-7154

IF YOU DO NOT RECEIVE ALL PAGES OF THIS FAX, PLEASE CONTACT KATHY MANNS AT (410) 771-7322. THANK YOU.

DATE: Oct. 19, 2005

TO: Mr. Douglas J. McCarron 202-543-5724
Mr. Edward J. Durkin
United Brotherhood of Carpenters & Joiners of America

FROM: Robert W. Skelton

SUBJECT: Response to Your Oct. 7, 2005 Letter

PAGES: 9 **(INCLUDING COVER SHEET)**



McCORMICK & COMPANY, INC. 18 LOVETON CIRCLE, SPARKS, MD 21152-6000 USA / TEL (410) 771-7301 / CABLE 'McCORMICK'

McCORMICK & COMPANY, INCORPORATED

CORPORATE LEGAL DEPARTMENT

* * * * * * * * * *

PHONE: (410) 771-7322
FAX NO.: (410) 771-7154

IF YOU DO NOT RECEIVE ALL PAGES OF THIS FAX, PLEASE CONTACT KATHY MANNS AT (410) 771-7322. THANK YOU.

DATE: Oct. 19, 2005

TO: Mr. Douglas J. McCarron 202-543-5724
Mr. Edward J. Durkin
United Brotherhood of Carpenters & Joiners of America

FROM: Robert W. Skelton

SUBJECT: Response to Your Oct. 7, 2005 Letter

PAGES: 9 **(INCLUDING COVER SHEET)**

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101 Constitution Ave NW
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McCORMICK & COMPANY, INC. 18 LOVETON CIRCLE, SPARKS, MD 21152-6000 USA / TEL (410) 771-7301 FAX (410) 771-7462

ROBERT W. SKELTON
SENIOR VICE PRESIDENT,
GENERAL COUNSEL & SECRETARY
Tel: (410) 771-7563

October 19, 2005

Via Facsimile and
Certified Mail, Return Receipt Requested

Mr. Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Ave., NW
Washington, DC 20001

Dear Mr. McCarron:

We are in receipt of your letter dated October 7, 2005 and the attached shareholder proposal (the "Proposal"). Your letter and the Proposal were received in our offices on October 7, 2005.

Your letter stated that the United Brotherhood of Carpenters Pension Fund (the "Fund") is the beneficial owner of approximately 2,200 shares of McCormick's common stock, and that the Fund has held those shares continuously for more than one year prior to the date of submission of the Proposal. Your letter also advised that the record holder of the stock would provide verification of the Fund's beneficial ownership by separate letter.

We have not received a letter or any other information from the record holder of the shares referred to in your letter. As you know, Rule 14a-8(b) under the Securities Exchange Act of 1934 provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held a minimum of $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for a minimum of one year prior to the date the proposal is submitted. In accordance with Rule 14a-8(f), we hereby notify you of the Fund's failure to comply with this eligibility and procedural requirement of Rule 14a-8. To comply with the requirement, please provide proof of the Fund's beneficial ownership of McCormick's common stock within 14 calendar days after receipt of this notice by either:

1. providing a written statement from the record holder of the securities (usually a broker or bank) verifying that, on October 7, 2005, when the Fund submitted the Proposal, the Fund had continuously held, for at least one year, the requisite number or value of shares of McCormick's common stock; or

2. providing a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the Fund's ownership of the requisite number or value of shares of McCormick's common stock on or before the date on which the one-year eligibility period begins, together with the Fund's written statement that it continuously held the shares for the one-year period as of the date of the statement.

Kindly provide the requested information to me at the following address or fax number:

Robert W. Skelton
Senior Vice President, General Counsel
& Secretary
McCormick & Company, Inc.
18 Loveton Circle
Sparks, MD 21152
Fax: 410-771-7154

In accordance with SEC Staff Legal Bulletin No. 14B, a copy of Rule 14a-8 is enclosed for your reference.

Please do not hesitate to call me if you have any questions.

Sincerely,



Robert W. Skelton

Enclosures

cc: Edward J. Durkin

SECURITIES EXCHANGE ACT OF 1934 RULES

Rule 14a-8 -- Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to " you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word " proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the " record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (240.13d-101), Schedule 13G (240.13d-102), Form 3 (249.103 of this chapter), Form 4 (249.104 of this chapter) and/or Form 5 (249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;
(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (249.308a of this chapter) or 10-QSB (249.308b of this chapter), or in shareholder reports of investment companies under 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.
(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.
(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under 240.14a-8 and provide you with a copy under Question 10 below, 240.14a-8(j).
(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.
(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject

for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.
(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that

will be included in the company's proxy materials for the same meeting;
(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:
(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under 240.14a-6.

Regulatory History:
As last amended in Release No. 34-40018, effective June 29, 1998, 63 F.R. 29106.



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

November 23, 2005

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: McCormick & Company, Inc. – Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I am responding to the letter submitted by counsel on behalf of McCormick & Company, Inc. ("McCormick") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 requesting that the staff confirm that it will not recommend any enforcement action to the Commission, if for stated reasons, McCormick excludes the shareholder proposal ("Proposal") submitted by the Fund. Pursuant to Rule 14a-8(j), the Fund is furnishing the Staff with six copies of this letter and attached exhibits. A copy will be sent simultaneously to McCormick and its counsel.

McCormick argues that the Proposal from the Fund is excludable from its proxy statement under Rule 14a-8(f)(1) due to the alleged failure of the Fund to provide timely evidence of the ownership represented in the transmission letter conveying the Proposal. The Fund asserts that the requisite ownership verification was conveyed to McCormick in a timely manner and that Rule 14a-8(f)(1) provides no basis for exclusion of the Proposal.

By letter dated October 7, 2005, from the Fund chairman, the Proposal was conveyed via facsimile to Mr. Robert W. Skelton, McCormick's corporate secretary. A copy of the letter and Proposal is attached as Exhibit 1. On October 19, 2005, McCormick sent a letter to the Fund's chairman via facsimile and certified mail requesting proof of the Fund's beneficial ownership of McCormick's common stock within 14 calendar days. A copy of the McCormick letter is attached as Exhibit 2. The McCormick letter from Mr. Skelton requested that the proof of ownership be sent to his

101 Constitution Avenue, N.W.   Washington, D.C. 20001   Phone: (202) 546-6206   Fax: (202) 543-5724

attention at fax number 410-771-7154. By letter dated October 19, 2005, and sent via facsimile to Mr. Skelton at 8:58 a.m. (local time Chicago) on October 19, 2005, AmalgaTrust, the Fund's corporate co-trustee and custodian, sent the required verification of beneficial ownership in a timely manner. A copy of the facsimile transmission report for the October 19th conveyance and a full copy of the record letter are attached as Exhibit 3.

The Fund has complied with the requirements of Rule 14a-8(f)(1) to provide the evidence of beneficial ownership in a timely manner and for this reason McCormick's request for confirmation that the staff will not recommend any enforcement action to the Commission if McCormick excludes the Proposal from its proxy materials should be denied.

Sincerely,



Edward J. Durkin
Director, Corporate Affairs Department
United Brotherhood of Carpenters & Joiners of America

cc. Douglas J. McCarron, Fund Chairman
Robert W. Skelton, Esq., Senior Vice President, General Counsel and Secretary, McCormick & Company, Inc.
Alan L. Dye, Esq., Hogan & Hartson, L.L.P.

Enclosures

Exhibit 1
Fund Transmission Letter and Proposal

** TX STATUS REPORT ** AS OF OCT 07 2005 16:10 PAGE.01

ORG RESOURCES DEPT

	DATE	TIME	TO/FROM	MODE	MIN/SEC	PGS	JOB#	STATUS
12	10/07	16:10	4105278223	EC--S	00'29"	004	008	OK



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

United Brotherhood of Carpenters and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-543-4871

■DATE

Friday, October 07, 2005

■TO

Robert W. Skelton
Corporate Secretary
McCormick & Company, Inc.

■SUBJECT

Carpenters Shareholder Proposal

■FAX NUMBER

410-527-8223

■FROM

Ed Durkin

■NUMBER OF PAGES (INCLUDING THIS COVER SHEET)

4

FAX TRANSMISSION ■


CARPENTERS
UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

United Brotherhood of Carpenters
and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-543-4871

■DATE
Friday, October 07, 2005

■TO
Robert W. Skelton
Corporate Secretary
McCormick & Company, Inc.

■SUBJECT
Carpenters Shareholder Proposal

■FAX NUMBER
410-527-8223

■FROM
Ed Durkin

■NUMBER OF PAGES (INCLUDING THIS COVER SHEET)
4

FAX TRANSMISSION ■



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA MAIL AND FACSIMILE 410-527-8223]

Robert W. Skelton
Corporate Secretary
McCormick & Company, Inc.
18 Loveton Circle
Sparks, MD 21152

October 7, 2005

Dear Mr. Skelton:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the McCormick & Company Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the vote standard in director elections. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 2,200 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of McCormick & Company, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Maryland. Among other issues, Maryland corporate law addresses the issue of the level of voting support necessary for a specific action, such as the election of corporate directors. Maryland law provides that unless a company's charter or bylaws provide otherwise, a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director. (Maryland Corporate Statutes, Section 2-404(d) Election and tenure of directors).

Our Company presently uses the plurality vote standard to elect directors. This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

The majority vote proposal received high levels of support last year, winning majority support at Advanced Micro Devices, Freeport McMoRan, Marathon Oil, Marsh and McClennan, Office Depot, Raytheon, and others. Leading proxy advisory firms recommended voting in favor of the proposal.

Some companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholder support.

Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard and whether a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats.

We urge your support for this important director election reform.

Exhibit 2
McCormick Letter



McCORMICK & COMPANY, INC. 18 LOVETON CIRCLE, SPARKS, MD 21152-6000 USA / TEL (410) 771-7301 FAX (410) 771-7462

ROBERT W. SKELTON
SENIOR VICE PRESIDENT,
GENERAL COUNSEL & SECRETARY
Tel: (410) 771-7563

October 19, 2005


OCT 24 2005

Via Facsimile and
Certified Mail, Return Receipt Requested

Mr. Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Ave., NW
Washington, DC 20001

Dear Mr. McCarron:

We are in receipt of your letter dated October 7, 2005 and the attached shareholder proposal (the "Proposal"). Your letter and the Proposal were received in our offices on October 7, 2005.

Your letter stated that the United Brotherhood of Carpenters Pension Fund (the "Fund") is the beneficial owner of approximately 2,200 shares of McCormick's common stock, and that the Fund has held those shares continuously for more than one year prior to the date of submission of the Proposal. Your letter also advised that the record holder of the stock would provide verification of the Fund's beneficial ownership by separate letter.

We have not received a letter or any other information from the record holder of the shares referred to in your letter. As you know, Rule 14a-8(b) under the Securities Exchange Act of 1934 provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held a minimum of $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for a minimum of one year prior to the date the proposal is submitted. In accordance with Rule 14a-8(f), we hereby notify you of the Fund's failure to comply with this eligibility and procedural requirement of Rule 14a-8. To comply with the requirement, please provide proof of the Fund's beneficial ownership of McCormick's common stock within 14 calendar days after receipt of this notice by either:

1. providing a written statement from the record holder of the securities (usually a broker or bank) verifying that, on October 7, 2005, when the Fund submitted the Proposal, the Fund had continuously held, for at least one year, the requisite number or value of shares of McCormick's common stock; or

2. providing a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the Fund's ownership of the requisite number or value of shares of McCormick's common stock on or before the date on which the one-year eligibility period begins, together with the Fund's written statement that it continuously held the shares for the one-year period as of the date of the statement.

Kindly provide the requested information to me at the following address or fax number:

Robert W. Skelton
Senior Vice President, General Counsel
& Secretary
McCormick & Company, Inc.
18 Loveton Circle
Sparks, MD 21152
Fax: 410-771-7154

In accordance with SEC Staff Legal Bulletin No. 14B, a copy of Rule 14a-8 is enclosed for your reference.

Please do not hesitate to call me if you have any questions.

Sincerely,



Robert W. Skelton

Enclosures

cc: Edward J. Durkin

Exhibit 3
AmalgaTrust Letter

****
*** TX REPORT ***
****

TRANSMISSI N OK

TX/RX NO 4963
CONNECTION TEL 914107717154
CONNECTION ID
ST. TIME 10/19 08:58
USAGE T 00'16
PGS. SENT 1
RESULT OK

AmalgaTrust Company Inc.
One West Monroe
Chicago, Illinois 60603-5301
Fax 312/822-8527

AMALGATRUST
Amalga and Bank of Chicago

[SENT VIA FACSIM LE 410-771-7154]

October 19, 2005

Robert W. Skelton
Corporate Secretary
McCormick & Compa y Inc.
18 Loveton Circle
Sparks, MD 21152

Re: Shareholde Proposal Record Letter

Dear Mr. Skelton:

AmalgaTrust C mpany Inc. serves as corporate co-trustee and custodian for the United Brotherhood o Carpenters Pension Fund ("Fund") and is the record holder for 2,200 shares of McCo nick & Company Inc. common stock held for the benefit of the Fund. The Fund has b en a beneficial owner of at least 1% or $2,000 in market valu of the Company's comm n stock continuously for at least one year prior to the dat of submission of the shar nolder proposal submitted by the Fund pursuant to Rule 14a- of the Securities and Exc ange Commission rules and regulations. The Fund continue to hold the shares of Com any stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822- 220.

AmalgaTrust Company Inc.
One West Monroe
Chicago, Illinois 60603-5301
Fax 312/822-8527


AMALGATRUST
Amalgamated Bank of Chicago

[SENT VIA FACSIMILE 410-771-7154]

October 19, 2005

Robert W. Skelton
Corporate Secretary
McCormick & Company Inc.
18 Loveton Circle
Sparks, MD 21152

Re: Shareholder Proposal Record Letter

Dear Mr. Skelton:

AmalgaTrust Company Inc. serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 2,200 shares of McCormick & Company Inc. common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M Kaplan

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chairman
Edward J. Durkin

HOGAN & HARTSON
L.L.P.

RECEIVED
2005 DEC -6 AM 11:03
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

December 5, 2005

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: McCormick & Company, Inc. – Shareholder Proposal of United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

This letter supplements our letter to the staff dated November 10, 2005, requesting the staff's concurrence that McCormick & Company, Inc. may exclude from its 2006 proxy materials a shareholder proposal (the "Proposal") submitted to McCormick by the United Brotherhood of Carpenters Pension Fund (the "Proponent"). We based our request on the Proponent's failure to provide proof of beneficial ownership of McCormick's voting securities in accordance with Rules 14a-8(b) and 14a-8(f) under the Securities Exchange Act of 1934. For the reasons set forth below, we continue to believe that the Proponent has not provided adequate proof of beneficial ownership of McCormick's voting securities and that the Proposal may therefore be excluded from McCormick's 2006 proxy materials.

McCormick received the Proposal on October 7, 2005. The letter accompanying the Proposal did not assert that the Proponent is a record owner of any of McCormick's voting securities, but instead stated that proof of the Proponent's beneficial ownership of McCormick securities would be provided separately by the record owner. McCormick examined its stockholder records and those of its transfer agent and determined that the Proponent was not a record owner of any McCormick securities at any time during 2005. McCormick also reviewed its records of non-objecting beneficial owners of McCormick's voting securities as of October 14, 2005, and the Proponent's name did not appear on that list. Thereafter, on October 19, 2005, McCormick's general counsel sent a letter to the Proponent, by fax and certified mail, advising the Proponent that McCormick had not received proof of the Proponent's beneficial ownership

BERLIN BRUSSELS LONDON PARIS BUDAPEST PRAGUE WARSAW MOSCOW BEIJING TOKYO
NEW YORK BALTIMORE McLEAN MIAMI DENVER BOULDER COLORADO SPRINGS LOS ANGELES

of McCormick voting securities as required by Rule 14a-8(b), requesting that the Proponent provide proof of beneficial ownership, and explaining how to provide proof of beneficial ownership in accordance with Rule 14a-8. In accordance with *SEC Staff Legal Bulletin No. 14B*, McCormick's letter to the Proponent included a copy of Rule 14a-8.

When McCormick did not receive a response from the Proponent within the 14-day period specified in Rule 14a-8(f), we submitted our original letter to the staff indicating that McCormick intended to omit the Proposal from its proxy materials. As required by Rule 14a-8(j), we provided a copy of that letter to the Proponent. The Proponent responded by submitting to the staff a letter dated November 23, 2005 in which the Proponent indicated that proof of the Proponent's beneficial ownership of the requisite number of McCormick voting securities had been submitted to McCormick's general counsel on October 19, 2005, by AmalgaTrust Company Inc, which the Proponent described as the record owner of the Proponent's shares. The Proponent provided a copy of its letter to us and to McCormick's general counsel, as required by Rule 14a-8(k). A copy of AmalgaTrust's letter, addressed to McCormick's general counsel, was included as an attachment to the Proponent's letter. AmalgaTrust's letter represents that AmalgaTrust is "the record holder for 2,200 shares of McCormick & Company Inc. common stock held for the benefit of" the Proponent.

When we submitted our original letter to the staff, McCormick's general counsel had not, to his knowledge, received AmalgaTrust's letter dated October 19, 2005, and became aware of it for the first time when it was delivered to him as an attachment to the Proponent's letter to the staff. Nevertheless, we have now had an opportunity to review AmalgaTrust's letter, and we believe that the Proponent still has failed to provide the proof of beneficial ownership required by Rule 16a-3(b).

<u>AmalgaTrust Is Not The Record Owner of the Proponent's Securities</u>

Rule 14a-8(b) unambiguously requires a proponent that does not own registrant securities in its own name, as record owner, to provide proof of beneficial ownership of the requisite number of registrant securities in the form of a written statement from the "record holder" of the securities. A "record" holder of securities is universally understood to be a person "who is identified as the owner of such securities on records of security holders maintained by or on behalf of the issuer" of those securities. See Rule 12g5-1. After reviewing its stock ledger and conferring with its transfer agent, and despite AmalgaTrust's claim that it is the record holder for the Proponent, McCormick determined that AmalgaTrust, like the Proponent, does not appear on any of McCormick's books and records as a record holder of McCormick securities, and did not appear as a record owner on October 7, 2005, when the Proponent submitted its Proposal to

McCormick. Accordingly, it is likely that AmalgaTrust is at best a beneficial owner of McCormick securities.

Rule 14a-8(b) does not excuse proponents who hold securities in street name from establishing their beneficial ownership of registrant securities by providing a statement from the record holder of those securities. The staff has noted that, to comply with Rule 14a-8, a statement of beneficial ownership "must be from the record holder of the shareholder's securities...". See *Division of Corporation Finance: Staff Legal Bulletin No. 14* (July 13, 2001). In accordance with this express requirement of the rule, the staff has allowed registrants to exclude shareholder proposals where the proponent sought to establish beneficial ownership in a manner other than by a statement from the record owner. See *Yahoo! Inc.* (February 1, 2005) (proposal excludable where proponent sought to establish ownership via an e-mail from a clearing agent and custodian of proponent's retirement account); *Wells Fargo & Company* (January 18, 2005) (proposal excludable where proponent submitted a letter from its investment advisor rather than a statement from the record holder); *The Coca-Cola Company* (January 10, 2001) (same).

If the staff were to require registrants to include in their proxy statements shareholder proposals submitted by persons who have not established that they actually own securities through a record holder, registrants would have no means of limiting their consideration of shareholder proposals to those persons who have a real interest in the issuer and the proposal's affect on the issuer. For that reason, the Commission expressly required, as a condition to a proponent's eligibility to submit a proposal, that the proponent prove its ownership of registrant securities through a record holder.

AmalgaTrust Has Not Established that the Proponent Owns Voting Securities

Even if AmalgaTrust were the record owner of the 2,200 shares of "McCormick & Company Inc. common stock" referred to in its October 19, 2005 letter, AmalgaTrust has not established that the shares are entitled to vote at the annual meeting. Rule 14a-8(b)(1) allows a shareholder to submit a shareholder proposal only if the shareholder beneficially owns "securities entitled to be voted on the proposal at the meeting." McCormick has two classes of common stock listed on the New York Stock Exchange, only one of which is entitled to vote on matters to be presented at the annual meeting. The number of shares of non-voting stock outstanding (approximately 119 million) greatly exceeds the number of shares of voting stock outstanding (approximately 14.7 million), and therefore AmalgaTrust is more likely to be holding non-voting common stock than voting common stock. McCormick has reviewed the list of non-objecting beneficial owners of its voting common stock as of October 14, 2005, and neither AmalgaTrust nor the Proponent appear on the list, which further supports the likelihood that any shares of common stock owned by the Proponent are non-voting. However, because McCormick is unable to trace ownership of the stock held by AmalgaTrust to a record owner, McCormick is unable to determine whether the Proponent beneficially owns voting common stock and therefore might be eligible to submit the Proposal.

Conclusion

A person seeking to include a proposal in a registrant's proxy statement under Rule 14a-8 has the burden of proving that he or she is eligible to submit the proposal. See *Division of Corporation Finance: Staff Legal Bulletin No. 14* (July 13, 2001). The Proponent has not established that it is a beneficial owner of McCormick securities in the manner required by Rule 14a-8(b), nor has the Proponent established that the common stock purportedly owned through AmalgaTrust is entitled to vote at McCormick's annual meeting. Accordingly, we request that the staff concur that McCormick may omit the Proposal from its 2006 proxy materials.

Should you have any questions, please feel free to call me at (202) 637-5737.

Sincerely,



Alan L. Dye

cc: Robert W. Skelton, Esq.
Douglas J. McCarron
Edward J. Durkin

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 28, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: McCormick & Company, Incorporated
Incoming letter dated November 10, 2005

The proposal relates to director elections.

Rule 14a-8(b) requires that a proponent have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year prior to submitting the proposal. The proponent was required to provide a written statement from the record holder verifying the requisite ownership. You represent that McCormick has two classes of common stock, only one of which is entitled to vote on matters to be presented at the annual meeting. We note, however, that in its request for additional information from the proponent, McCormick requested a written statement that the proponent continuously held shares of McCormick's "common stock." In response, the proponent provided a statement that it held shares of McCormick & Company Inc. "common stock." It is not clear from these communications whether reference was being made to the voting or the non-voting class of such common stock. Accordingly, unless the proponent provides McCormick with appropriate documentary support of ownership of the voting class of McCormick common stock, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if McCormick omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Ted Yu
Special Counsel